August 18, 2006

Mr. William Choi

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Barnes & Noble, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2006

Filed April 5, 2006

Form 10-Q for the Quarterly Period Ended April 29, 2006

Filed June 2, 2006

File No. 1-12302

Dear Mr. Choi:

This letter is in response to your letter to Mr. Stephen Riggio dated August 7, 2006. Your comments, along with our responses, are set forth below.

Form 10-K for the Fiscal Year Ended January 28, 2006

1.	Please file your response letter dated July 21, 2006 and your response to this letter as correspondence file on Edgar.

The company’s response letter dated July 21, 2006 and this letter have been filed as correspondence files on Edgar.

Notes to Consolidated Financial Statements, page F-22

Note 1. Summary of Significant Accounting Policies, page F-22

Advertising Costs, page F-25

2.	We note your response to comment 8 in our letter dated June 10, 2006. We believe that the amount of advertising expense for each period presented should be disclosed in accordance with paragraph 49(c) of SOP 93-7. We also believe that disclosure of cooperative advertising allowances offset against gross advertising expense is required to comply with the intent of SOP 93-7. In addition, we note that several of the competitors cited in your June 3, 2002 letter currently disclose such information. Therefore, we re-issue our prior comment. Further, please tell us the total amounts charged to advertising expense and the amounts of cooperative allowances for each presented.

As discussed with your staff earlier this week, in future filings, the company will disclose more detailed descriptions of the type of payments and credits received from vendors pursuant to co-operative advertising and other programs. The company will also disclose the amount of gross advertising expenses recorded in selling and administrative expenses; which amounted to $27,856,000, $33,402,000 and $38,550,000 in fiscal years 2005, 2004 and 2003, respectively. The company will further disclose that gross advertising expenses were completely offset by allowances received from vendors and the excess allowances received were recorded as a reduction of cost of goods sold or inventory, as appropriate.

Form 10-Q for the Quarterly Period Ended April 29, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies, page 20

3.	We note your response to comment 17 in our letter dated June 10, 2006. In future filings, please disclose that you recognize estimated gift card breakage on a straight-line basis over a twelve month period beginning in the thirteenth month after the month the gift card was originally sold. Please also disclose your gift card accounting policies in the notes to your audited financial statements in future filings on Form 10-K.

In future filings, the suggested revisions will be made.

If you have any questions, please contact me at (212) 633-3215.

Sincerely,

/s/ Joseph J. Lombardi
Joseph J. Lombardi
Chief Financial Officer

cc: Stephen Riggio, Chief Executive Officer